[LOGO]

                             NEWS RELEASE

Contact: Keith B. Cox
         Vice President & Treasurer
         NASB Financial, Inc.
         12498 South 71 Highway
         Grandview, MO  64030
         Phone (816) 765-2200


FOR IMMEDIATE RELEASE:

     Grandview, Missouri (July 12, 2000) - NASB Financial, Inc. (NASDAQ:
NASB) announced today that it has completed a tender offer for its common stock. Under the terms of the offer dated June 5, 2000, the Company invited stockholders to tender up to 387,500 shares of common stock at a price of $12.50 per share. The offer expired at 5:00 p.m. Central Time, July 5, 2000, and was not extended.

     The actual number of shares tendered in the offer was 517,265, which was 5.7% of the total shares outstanding. As permitted by applicable regulations of the Securities and Exchange Commission, the Company purchased the additional 129,765 shares without amending or extending the offer. Therefore, no proration of shares was necessary.

     As a result of the completion of the offer to purchase, the Company's outstanding common stock is reduced from 9.0 million shares to
8.5 million shares. The shares purchased became treasury shares and were not retired.


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